UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GenMark Diagnostics, Inc.

(Name of Subject Company (Issuer))

Geronimo Acquisition Corp.

(Offeror)

A wholly owned subsidiary of

Roche Holdings, Inc.

(Parent of Offeror)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

372309104

(CUSIP Number of Class of Securities)

Bruce Resnick

Roche Holdings, Inc.

1 DNA Way, MS #24,

South San Francisco, CA 94080

Telephone: (650) 225-1000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Sharon R. Flanagan

John H. Butler

Sidley Austin LLP

555 California Street, Suite 2000

San Francisco, California 94104

Telephone: (415) 772-1200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
N/A	N/A

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Item 12.	Exhibits

Exhibit No.	Description

99.1	Social media content by F. Hoffmann-La Roche Ltd on www.twitter.com